Exhibit 12.1

MASSEY ENERGY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Year Ended December 31,				Two Months Ended December 31, 2001	Year Ended October 31, 2001
	2005	2004	2003	2002
Earnings:
Income (Loss) before taxes	$(75,410)	$(5,643)	$(60,651)	$(57,520)	$(23,524)	$(15,921)
Fixed charges	80,351	74,502	67,501	52,413	7,971	51,585
Capitalized interest	—	—	—	(382)
Amortization of capitalized interest	20	20	20	5	—	—

Earnings (Loss) before taxes and fixed charges	$4,961	$68,879	$6,870	$(5,484)	$(15,553)	$35,664
Fixed charges:
Interest expense	$67,064	$60,660	$48,259	$35,302	$5,302	$34,214
Capitalized interest	—	—	—	382	—	—
Interest portion of rental expense	13,287	13,842	19,242	16,729	2,669	17,371

Total fixed charges	$80,351	$74,502	$67,501	$52,413	$7,971	$51,585
Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	(a)	(a)

(a)	Earnings for the years ended December 31, 2005, 2004, 2003 and 2002, the two months ended December 31, 2001, and the year ended October 31, 2001, were inadequate to cover fixed charges, with a deficiency of $75.4 million, $5.6 million, $60.6 million, $57.9 million, $23.5 million and $15.9 million, respectively.